Exhibit 21.1

Subsidiaries of GTT Communications, Inc.

Name of Subsidiary	State or Other Jurisdiction of Incorporation or Organization
Communication-Decisions-SNVC, LLC	Virginia
Core 180, LLC	Delaware
Electra, Ltd.	Virginia
GTT Americas, LLC.	Delaware
GTT Global Telecom & Technology Deutschland GmbH	Germany
GTT Global Telecom Government Services LLC	Virginia
GTT-EMEA, Ltd.	United Kingdom
Tinet GmbH	Germany
Tinet SpA	Italy
Tinet Hong Kong Ltd	Hong Kong